

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

Via E-mail
Mr. William J. Clifford
Senior Vice President Finance and Chief Financial Officer
Penn National Gaming, Inc.
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

      Re: Penn National Gaming, Inc.
               Form 10-K for the year ended December 31, 2012
               Filed on February 22, 2013
               File No. 000-24206

Dear Mr. Clifford:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition, page 35

Critical Accounting Estimates, page 43

Goodwill and Intangible Assets, page 44

1) We note your disclosure that adjusted EBITDA is the primary measure of operating performance for your properties. We further note your use of this measure in your earnings release. Please tell us if you consider this measure a key performance indicator. To the extent this measure is considered to be a key performance measure, in future filings please include the measure as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management's Discussion and Analysis. Please include an example of any future disclosure in your response.

2) Please tell us how you concluded that the fair market value of the Argosy Casino Sioux City reporting unit should be partially based on the expectation of future cash flows associated with obtaining the license to operate the Woodbury County Casino. Additionally, tell us facts and circumstances surrounding your conclusion that one of your two proposals presented to the IRGC to operate the Woodbury County Casino had a strong chance of being selected.

Impairment Losses, page 56

3) We note your disclosure that goodwill impairment charges were taken in 2010 as a result of decreased earnings projections resulting from an anticipated increase in competition from the scheduled opening of a casino in the second half of 2011 in Des Plaines, Illinois. Similarly, we note your disclosure on pages 39-42 that the opening of certain casinos in 2012 and the anticipated opening of new racinos in 2014 will or are expected to have an adverse impact on Hollywood Casino Lawrenceburg, Hollywood Casino Columbus, Hollywood Casino at Charles Town Races, Hollywood Casino Perryville, Hollywood Casino Bangor, Argosy Riverside, and Hollywood Casino Baton Rouge. Please provide additional details relating to the facts and circumstances that lead to your conclusion that no impairment charges were necessary for the long – lived assets, goodwill and other intangible assets associated with these casinos.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 67

4) Please amend your filing to include an audit report that makes reference to all of the financial statements covered. Specifically, we note no reference has been made to the included consolidated statements of comprehensive income in the audit opinion.

Consolidated Statements of Cash Flows, page 72

5) In future filings, please revise your presentation to separately present new project development costs and recurring/redevelopment project costs.

Notes to Consolidated Financial Statements

6. Acquisitions and Other Recent Business Ventures

6) Please tell us how you have applied the guidance in ASC Topic 805-10-50-2(h) as it relates to your property acquisitions.

DEF14A filed on April 30, 2013

General

7) In future Exchange Act reports, please revise the say-on-pay proposal, including the proxy card, to comply with the guidance provided by Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Duc Dang, Special Counsel at (202) 551-3386 with regard to legal comments.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant